Filed by Kayne Anderson Energy Development Company

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Companies:

Kayne Anderson MLP Investment Company

Commission File No. 811-21593

Kayne Anderson Energy Development Company

Commission File No. 811-22435

Proposed Reorganization of KYN and KED

Questions and Answers

Although it is recommended that you read the complete joint proxy statement/prospectus of which this “Questions and Answers” section is a part, a brief overview of the issues to be voted on has been provided below for your convenience. The anticipated positive impacts of the Reorganization are set forth below. No assurance can be given that the anticipated positive impacts of the Reorganization will be achieved. For information regarding the risks associated with an investment in KYN, see “Risk Factors” in the joint proxy statement/prospectus. The joint proxy statement/prospectus is available via the SEC at www.sec.gov and on our website at http://kaynefunds.com/kyn-ked.

KYN and KED are sometimes referred to herein as a “Company” and collectively as the “Companies.” KYN following the Reorganization is sometimes referred to herein as the “Combined Company.”

Questions Regarding the Reorganization

Q: What is being proposed?

A: On February 15, 2018, KA Fund Advisors, LLC (“KAFA”) announced the proposed Reorganization of Kayne Anderson Energy Development Company (NYSE: KED) with and into Kayne Anderson MLP Investment Company (NYSE: KYN) in a non-taxable transaction (the “Reorganization”), subject to approval of KED’s stockholders.

Q: Why is the Reorganization being recommended by the Board of Directors?

A: The Board of Directors of each Company has approved the Reorganization because they have determined that it is in the best interests of each Company and its stockholders. In making this determination, the Board of Directors of each Company considered (i) the expected benefits of the transaction for each Company (as outlined in more detail below) and (ii) the fact that both Companies have very similar investment policies and investment strategies. As of February 28, 2018, each Company had over 98% of its long-term investments invested in master limited partnerships and their affiliates (“MLPs”) and other companies that, as their principal business, operate assets used in the gathering, transporting, processing, storing, refining, distributing, mining or marketing of natural gas, natural gas liquids, crude oil, refined petroleum products or coal (collectively with midstream MLPs, “Midstream Energy Companies”). The Combined Company will pursue KYN’s investment objective of obtaining a high after-tax total return by investing at least 85% of total assets in energy-related MLPs and their affiliates and other Midstream Energy Companies.

Q: What are some of the factors that the Boards considered in determining that the Reorganization is in the best interests of the stockholders?

A: After careful consideration, the Board of Directors of each Company believes that the Reorganization will benefit the stockholders of the Companies for the reasons noted below:

•	Elimination of duplicative expenses and greater economies of scale

The Reorganization is expected to result in an increase in expenses as a percentage of net assets for KED stockholders, though it is expected that the Reorganization will result in a decrease in expenses as a percentage of total assets. We expect that the Combined Company will have a lower expense level than KYN, driven by estimated aggregate cost savings of approximately $1.5 million annually, the majority of which is expected to be attributable to reduced operating costs. The Companies incur operating expenses that are fixed (e.g., board fees, printing fees, legal and auditing services) and operating expenses that are variable (e.g., administrative and custodial services that are based on assets under management). Many of these fixed expenses are duplicative between the Companies and can be eliminated as a result of the Reorganization. There will also be an opportunity to reduce variable expenses by taking advantage of greater economies of scale. Because the Reorganization is expected to be completed during the third quarter of fiscal 2018, and because there are expenses associated with the Reorganization, the full impact of the elimination of duplicative expenses will not be entirely recognized this year. We expect the Combined Company to realize the full benefit during fiscal 2019.

The increase in expenses as a percentage of net assets for KED’s stockholders is almost entirely a result of a larger deferred tax liability (as a percentage of total assets) at the Combined Company as compared to stand-alone KED, which causes net assets for the Combined Company to be smaller as a percentage of total assets as compared to stand-alone KED. As indicated above, it is expected that KED stockholders will enjoy lower annual expenses as a percentage of total assets.

•	Potential for reduced management fee in the future as assets appreciate, due to new KYN management fee waiver

As of February 28, 2018, KYN was subject to a management fee of 1.375% on its $3.4 billion in total assets. KAFA has agreed to revise its management fee waiver agreement with KYN as part of the Reorganization. The revised fee waiver will lower the effective management fee that KYN pays as its assets appreciate. The table below outlines the current and proposed management fee waivers:

KYN Assets Tiers for Fee Waiver		Management Fee Waiver	Applicable Management Fee(1)
Current	Proposed
$0 to $4.5 billion	$0 to $4.0 billion	0.000%	1.375%
$4.5 billion to $9.5 billion	$4.0 billion to $6.0 billion	0.125%	1.250%
$9.5 billion to $14.5 billion	$6.0 billion to $8.0 billion	0.250%	1.125%
Greater than $14.5 billion	Greater than $8.0 billion	0.375%	1.000%

(1)	Represents the management fee, after giving effect to the fee waiver, applicable to the incremental total assets at each tier.

KAFA has also agreed to waive an amount of management fees (based on KYN’s and KED’s assets under management at closing of the Reorganization) such that the pro forma, run-rate fees payable to KAFA are not greater than the aggregate, run-rate management fees payable if KYN and KED had remained stand-alone companies. The waiver will last for three years and was estimated to be approximately $0.3 million per year as of February 28, 2018. The new fee waivers would be effective at the time the Reorganization closes and would not be subject to recapture, either with respect to KYN, KED or the Combined Company. Based on KED’s current management fee (net of its management fee waiver), the Combined Company’s management fee as a percentage of net assets is expected to be higher than KED’s stand-alone fee. KED’s management fee waiver agreement is an annual agreement that reduces KED’s management fee by as much as 0.5% (from 1.75%) based on the percentage of the Company’s long term investments that are private investments (i.e. not publicly traded). If KED’s portfolio of long-term investments were to change to include a larger percentage of private investments than it currently does, KED’s management fee would increase as a result of a smaller fee waiver. Further, if KED’s management fee waiver were not to be renewed, its management fee would be higher.

•	Reorganization expected to increase KYN’s net distributable income and KED’s distribution level

The Reorganization is expected to result in an increase to KYN’s net distributable income per share, in part due to the anticipated cost savings from the transaction. In connection with the Reorganization, KYN announced its intention to pay a distribution at its current annualized rate of $1.80 per share for the 12 months ending February 28, 2019. Based on this distribution level, the Reorganization is expected to result in an increase to the distribution received by KED’s common stockholders by approximately 13 cents on an annualized basis (approximate 8% increase). This estimate is based on the relative net asset value (“NAV”) per share of the companies as of February 28, 2018 (which would have resulted in an exchange ratio of approximately 0.96 shares of KYN for each share of KED). Historically, a portion of the distributions paid to common stockholders of KYN and KED has been classified as a return of capital, and we expect that a portion of the distributions paid to common stockholders of the Combined Company may be classified as a return of capital, though the amount will depend on the earnings and profits of the Combined Company in any given year. A “return of capital” represents a return of a stockholder’s original investment and should not be confused with a dividend from earnings and profits. See “Risk Factors—Risks Related to Our Investments and Investment Techniques—Cash Flow Risk” in the joint proxy statement/prospectus.

•	KED’s stockholders should benefit from the larger asset base of the Combined Company

The larger asset base of the Combined Company relative to KED may provide greater financial flexibility. In particular, as a larger entity, KED’s stockholders should benefit from the Combined

Company’s access to more attractive leverage terms (i.e., lower borrowing costs on debt and preferred stock) and a wider range of alternatives for raising capital to grow the Combined Company.

•	KED’s stockholders should benefit from enhanced market liquidity and may benefit from improved trading relative to NAV per share

The larger market capitalization of the Combined Company relative to KED should provide an opportunity for enhanced market liquidity over the long-term. Greater market liquidity may lead to a narrowing of bid-ask spreads and reduce price movements on a trade-to-trade basis. The table below illustrates the equity market capitalization and average daily trading volume for each Company on a standalone basis as well as for the Combined Company. KED stockholders will be part of a much larger company with significantly higher trading volume. KED’s Board of Directors also considered the fact that KYN has historically traded at a premium to NAV per share whereas KED has historically traded at a discount to NAV per share. For example, for the three years ended February 28, 2018, KYN has traded at an average premium to NAV of 2.4%, and KED has traded at an average discount to NAV of 2.8%.

	KYN	KED	Pro Forma Combined KYN
Equity capitalization ($ in millions)	$2,004	$180	$2,184
Average Daily Trading Volume(1)	844	68	NA

As of February 28, 2018.

(1)	90-day average trading volume in thousands of shares.

Q: Why is KYN changing its name to Kayne Anderson MLP/Midstream Investment Company?

A: KYN is changing its name to Kayne Anderson MLP/Midstream Investment Company because management and the Board of Directors believes this change is consistent with recent trends in the midstream sector, with an increasing amount of midstream assets being held by Midstream Energy Companies that are not structured as MLPs (“Midstream C-Corps”). Changing KYN’s name increases its flexibility to invest in securities issued by all types of Midstream Energy Companies. Without this change, KYN would be required to hold at least 80% of its portfolio in MLPs and would not be able to hold more than 20% of its investments in Midstream C-Corps. This name change will be effective on or about a date that is 60 days after the date that this joint proxy statement/prospectus is mailed to stockholders. Following the name change, KYN will continue to be limited by its investment objective of obtaining a high after-tax total return by investing at least 85% of its total assets in MLPs and other Midstream Energy Companies.

Q: What distributions will KYN and KED pay to common stockholders?

A: KYN intends to pay a distribution at its current annualized rate of $1.80 per share for the 12 months ending February 28, 2019. KYN will continue to pay distributions on a quarterly basis until the Reorganization closes and intends to begin paying distributions on a monthly basis shortly thereafter (expected to commence in September 2018). KED intends to pay a distribution at its current annualized rate of $1.60 per share ($0.40 per quarter) until the Reorganization closes. Payment of future distributions by either KYN or KED is subject to the approval of such Company’s Board of Directors.

Q: Why is KYN providing guidance on the distribution it intends to pay through February 2019?

A: We believe that investors will benefit from increased visibility on KYN’s expected distribution in considering the Reorganization.

Q: What impact will recent merger announcements by portfolio investments have on KYN and KED’s distribution level?

A: During the last three months, three MLPs held in KYN and KED’s portfolios have announced potential mergers with their general partners that, upon closing, will result in the MLP being acquired by its general partner. In each of these “simplification transactions,” the general partner has a lower dividend yield than the MLP that is being acquired, which will result in a lower distribution being paid to the MLP’s unitholders after the transaction is completed and in turn, reduces the Companies’ net distributable income. These simplification transactions are part of an industry trend of simplifying ownership structures and eliminating MLPs’ incentive distribution rights. Kayne Anderson expects this trend to continue and believes that it is likely that additional simplification transactions will be announced during the next 12 to 18 months.

Both Companies remain committed to the distribution guidance provided in conjunction with announcing the Reorganization. Notwithstanding this commitment, over the longer term, the Combined Company’s distribution will be determined by its Board of Directors based on long-term, sustainable net distributable income. It is difficult to predict the full impact of these simplification transactions on long-term, sustainable net distributable income, but these transactions could cause the Combined Company’s Board of Directors to elect to reduce the distribution during 2019 or 2020. See “Risk Factors—Risks Related to Our Investments and Investment Techniques—Cash Flow Risk” in the joint proxy statement/prospectus.

Q: Why is KYN converting to monthly distribution payments?

A: We believe many investors will prefer more frequent distribution payments.

Q: What impact will the Reorganization have on leverage levels?

A: The amount of leverage as a percentage of total assets following the Reorganization is not expected to significantly change from that of each company’s standalone leverage levels. The table below illustrates the leverage of each company on both a standalone and pro forma basis.

($ in millions)	KYN	KED	Pro Forma Combined KYN
Total Debt	$747	$62	$809
Mandatory Redeemable Preferred Stock	$292	$25	$317
Leverage	$1,039	$87	$1,126
Leverage as % of total assets	31%	30%	31%

As of February 28, 2018.

Q: How has KYN performed relative to KED?

A: The performance table below illustrates the past performance of an investment in each Company. As shown in the table below, since KED’s inception, average annual returns for KED have slightly outperformed KYN (based on net asset value and market price). A Company’s past performance does not necessarily indicate how such Company will perform in the future.

Average Annual Total Returns as of February 28, 2018
	Based on Net Asset Value(1)						Based on Market Price(2)
	1 Year	3 Years	5 Years	10 Years	Inception(3)	KED’s Inception(4)	1 Year	3 Years	5 Years	10 Years	Inception(3)	KED’s Inception(4)
KYN	(6.6)%	(9.5)%	(1.8)%	4.1%	6.0%	4.9%	(11.0)%	(12.7)%	(4.5)%	3.6%	5.5%	4.5%
KED	(10.7)%	(8.4)%	1.0%	5.3%	5.3%	5.3%	(9.4)%	(12.2)%	(1.0)%	5.0%	4.6%	5.4%

(1)	Total investment based on net asset value is calculated assuming a purchase of common stock at the net asset value on the first day and a sale at the net asset value on the last day of the period reported. The calculation also assumes the reinvestment of distributions at actual prices pursuant to each Company’s dividend reinvestment plan.
(2)	Total investment return based on market value is calculated assuming a purchase of common stock at the closing market price on the first day and a sale at the closing market price on the last day of the period reported. The calculation also assumes reinvestment of distributions at actual prices pursuant to each Company’s dividend reinvestment plan.
(3)	KYN and KED commenced investment operations on September 28, 2004 and September 21, 2006, respectively.
(4)	Represents the applicable average annual total returns of the Companies since September 30, 2006, the first month-end following KED’s commencement of investment operations.

Q: How will the Reorganization affect me?

A: KYN stockholders will remain stockholders of KYN. KED stockholders will become stockholders of KYN. KED will then cease its separate existence under Maryland law.

Q: What will happen to the shares of KYN and KED that I currently own as a result of the Reorganization?

A: For KYN stockholders, your currently issued and outstanding shares of common and preferred stock of KYN will remain unchanged.

KED common stockholders will be issued shares of KYN common stock in exchange for their outstanding shares of KED common stock (see below for a description of how the exchange ratio is calculated). No fractional shares of KYN common stock will be issued in the Reorganization; instead KED stockholders will receive cash in an amount equal to the value of the fractional shares of KYN common stock that they would otherwise have received.

KED preferred stockholders will receive, on a one-for-one basis, newly issued KYN preferred shares having substantially identical terms as the KED preferred shares you held immediately prior to the closing of the Reorganization.

Q: How is the exchange ratio determined?

A: The exchange ratio will be determined based on the relative NAVs per share of each Company on the business day prior to the closing of the Reorganization. As of February 28, 2018, KYN’s NAV per share was $17.56 and KED’s was $16.91. For illustrative purposes, if these were the NAVs on the day prior to closing of the Reorganization, then KED common stockholders would be issued approximately 0.96 shares of KYN for each share of KED.

Q: How will the net asset values utilized in calculating the exchange rate be determined?

A: The net asset value of a share of common stock of each Company will be calculated in a manner consistent with past practice and will include the impact of each Company’s pro rata share of the costs of the Reorganization. See “Proposal One: Reorganization—Information About the Reorganization” in the joint proxy statement/prospectus.

Q: Is the Reorganization expected to be a taxable event for stockholders?

A: No. The Reorganization is intended to qualify as a tax-free reorganization for federal income tax purposes. This means it is expected that stockholders will recognize no gain or loss for federal income tax purposes as a result of the Reorganization, except that gain or loss generally will be recognized by KED common stockholders with respect to cash received in lieu of fractional shares of KYN common stock.

Q: Will I have to pay any sales load, commission or other similar fees in connection with the Reorganization?

A: No, you will not pay any sales loads or commissions in connection with the Reorganization. The Companies will bear the costs associated with the proposed Reorganization. Costs will be allocated on a pro rata basis based upon each Company’s net assets. Costs related to the Reorganization are currently estimated to be approximately $1.0 million or 0.04% of pro forma Combined Company net assets, which equates to $0.9 million or $0.008 per share for KYN and $0.1 million or $0.007 per share for KED as of February 28, 2018. Of the estimated Reorganization costs, $0.6 million is related to out of pocket expenses, and $0.4 million is a write-off of debt issuance cost, which is a non-cash expense. Due to the anticipated cost savings from the Reorganization, we believe the Combined Company will more than recover the costs associated with the Reorganization over time.

Q: Who do we expect to vote on the Reorganization?

A: KED’s common and preferred stockholders are being asked to vote, together as a class, on the Reorganization. KED preferred stockholders will also vote on the Reorganization as a separate class.

Q: What happens if KED stockholders do not approve the Reorganization?

A: The Reorganization must be approved by KED’s common and preferred stockholders, voting together as a class, and KED’s preferred stockholders, voting as a separate class. If either class does not approve the Reorganization, then the Reorganization will not take place.

Q: Why is the vote of KYN stockholders not being solicited in connection with the Reorganization?

A: The rules of the NYSE (on which KYN’s common stock is listed) only require KYN’s stockholders to approve the Reorganization if the number of shares of KYN common stock to be issued in the

Reorganization will be, upon issuance, in excess of 20 percent of the number of shares of KYN common stock outstanding prior to the transaction. Based on the relative NAVs per share as of February 28, 2018, the number of shares of KYN common stock issued would be less than 10% of KYN’s currently outstanding shares.

Q: What is the timetable for the Reorganization?

A: The Reorganization is expected to take effect as soon as practicable once the stockholder vote and other customary conditions to closing are satisfied, which is expected to occur during the third fiscal quarter of 2018.

General Questions

Q: What other proposals are being considered at the meeting?

A: In addition to the proposal regarding approval of the Reorganization, this joint proxy statement/prospectus contains additional proposals for KYN stockholders customarily considered at KYN’s annual meetings:

•	to elect two directors to serve until KYN’s 2019 annual meeting of stockholders, two directors to serve until KYN’s 2020 annual meeting of stockholders and three directors to serve until KYN’s 2021 annual meeting of stockholders, each until their successors are duly elected and qualified; and

•	to ratify PricewaterhouseCoopers LLP as KYN’s independent registered public accounting firm for the fiscal year ending November 30, 2018.

KYN stockholders may be asked to consider and take action on such other business as may properly come before the annual meeting or any the adjournment or postponement thereof.

Q: Will KED stockholders get to vote to elect the directors of KYN?

A: No. It is important for stockholders of KED to understand that, if the Reorganization is approved, it is expected that the Board of Directors will be composed of the individuals described in “Proposal Two: Election of Directors” in the joint proxy statement/prospectus. Stockholders of KED will not have the opportunity to vote for any of these individuals until the first annual meeting following the closing of the Reorganization, though six of the seven nominees are existing directors of KED. If the Reorganization is not approved by stockholders of KED, KED expects to hold its own 2018 annual meeting of stockholders later in the year. If this meeting is required, KED’s Board of Directors intends to nominate the same individuals as described in “Proposal Two: Election of Directors” in the joint proxy statement/prospectus.

Q: How do the Boards of Directors suggest that I vote?

A: After careful consideration, the Boards of Directors recommend that you vote “FOR” all proposals on the proxy card for which you are entitled to vote.

Q: How do I vote my shares?

A: Voting is quick and easy. You may vote your shares via the internet, by telephone (for internet and telephone voting, please follow the instructions on the proxy ballot), or by simply completing and signing the mailed proxy ballot, and returning it in the postage-paid envelope included in the mailed joint proxy statement/prospectus package. You may also vote in person if you are able to attend the meeting. However, even if you plan to attend the meeting, we urge you to cast your vote early. That will ensure your vote is counted should your plans change.

Q: Where can I find more information?

A: You may contact us at (877) 657-3863 for further information.

Q: Will anyone contact me?

A: You may receive a call from Broadridge Financial Solutions, Inc., our proxy solicitor, to verify that you received your proxy materials, to answer any questions you may have about the proposals and to encourage you to authorize your proxy. We recognize the inconvenience of the proxy solicitation process and would not impose it on you if we did not believe that the matters being proposed were important. Once your vote has been registered with the proxy solicitor, your name will be removed from the solicitor’s follow-up contact list.

Your vote is very important. We encourage you as a stockholder to participate in the Companies’ governance by authorizing a proxy to vote your shares as soon as possible. If enough stockholders fail to cast their votes, the Companies may not be able to hold the meeting or to call for a vote on each issue, and will be required to incur additional solicitation costs in order to obtain sufficient stockholder participation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This document contains “forward-looking statements” as defined under the U.S. federal securities laws. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “will” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ from either company’s historical experience and its present expectations or projections indicated in any forward-looking statements. These risks include, but are not limited to, changes in economic and political conditions; regulatory and legal changes; MLP industry risk; leverage risk; valuation risk; interest rate risk; tax risk; and other risks discussed in each company’s filings with the SEC. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The companies undertake no obligation to publicly update or revise any forward-looking statements made herein. There is no assurance that either company’s investment objectives will be attained.

SAFE HARBOR STATEMENT: This document shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

Contact:

KA Fund Advisors, LLC

877-657-3863

http://www.kaynefunds.com/